EXHIBIT 99.1

            DEFINITIVE COPY OF LETTER TO SHAREHOLDERS
                        OF PREMIER BANK


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                          PREMIER BANK
                      379 NORTH MAIN STREET
                       DOYLESTOWN, PA 18901
                         (215) 345-5100

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                                 September 9, 1997


TO OUR SHAREHOLDERS:

     The Board of Directors of Premier Bank (the "Bank") cordially invites you to attend the Special Meeting of Shareholders which will commence at 9:00 a.m., prevailing time on Thursday, October 9, 1997, at Barley Sheaf Farm Bed and Breakfast
Inn, Route 202, Holicong, Pennsylvania.

     The Notice of Special Meeting and the Proxy Statement on the following pages address the formal business of the meeting. The formal business schedule for the Special Meeting includes a proposal to approve and adopt a Plan of Reorganization and a Plan of Merger to form a bank holding company for the Bank. The Board of Directors recommends that you vote in favor of the proposal and believes that the formaion of a bank holding company at this time is an important and necessary part of the Bank's plans for the future. The Board of Directors believes that the formation of a Holding Company at this time will provide the Bank with flexibility to utilize alternative sources of capital that are not available to the Bank to support its current growth. These alternatives include, but are not limited to, the inssuance of Trust Preferred Stock.

     Under the proposed Plan of Reorganization, each share of Common Stock of the Bank presently held by you would be converted into one (1) share of Common Stock of Premier Bancorp, Inc., a bank holding company whose only substantial asset would be all of the Common Stock of the Bank (the "Holding Company"). If the Plan of Reorganization is approved and adopted, the Bank's shareholders (other than dissenting shareholders) will automatically become shareholders of the Holding Company. Since the Holding Company will own all of the outstanding shares of the Bank, your interest in the Bank at the time of the reorganization will remain essentially the same, except that it will be indirect rather than direct. The conversion of Common Stock of the Bank into Common Stock of the Holding Company will be tax free for federal income tax purposes, with the exception of money received for fractional shares owned.

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     THE BOARD OF DIRECTORS BELIEVES THAT THE PLAN OF
REORGANIZATION AND PLAN OF MERGER ARE IN THE BEST INTERESTS OF THE BANK AND ITS SHAREHOLDERS AND URGES YOU TO VOTE IN FAVOR OF THE PLAN OF REORGANIZATION AND PLAN OF MERGER. THE APPROVAL AND ADOPTION OF THE PLAN OF REORGANIZATION AND PLAN OF MERGER REQUIRES AN AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66-2/3%) OF THE OUTSTANDING SHARES OF THE BANK'S COMMON STOCK. IT IS, THEREFORE, EXTREMELY IMPORTANT FOR YOU TO SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS SOON AS POSSIBLE IN THE PRE-ADDRESSED AND STAMPED ENVELOPE SUPPLIED FOR YOUR CONVENIENCE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

     We urge you to carefully review the enclosed Proxy
Statement/Prospectus that describes the Plan of Reorganization and the Plan of Merger proposal in detail. Again, your Board of Directors strongly recommends that you vote FOR the proposal.

     On behalf of the Board of Directors, thank you for your cooperation and continued support.

                       Very truly yours,



                       Clark S. Frame, Chairman of the Board